CONSENT OF EXPERT
I hereby consent to the use of and reference to my name, F. Carl Edmunds, P.Geo., and the information that I reviewed and approved, as described or incorporated by reference in (i) SSR Mining Inc.’s Annual Report on Form 40-F for the year ended December 31, 2017, and (ii) SSR Mining Inc.’s Registration Statements on Form S-8 (File No. 333-219848, 333-185498, 333-196116 and 333-198092), filed with the United States Securities and Exchange Commission.
Dated this 21st day of March, 2018.
Yours very sincerely,

   /s/ F. Carl Edmunds
F. Carl Edmunds, P.Geo.